UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November, 2008

Commission file number 0-30070

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 70151• ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

         On November 3, 2008, AudioCodes Ltd. (the “Registrant”) issued a press release announcing its financial results for the third quarter of 2008 and a press release announcing its High Definition Voice over IP strategy. A copy of the press release announcing the Registrant’s financial results for the third quarter of 2008 and the press release announcing the Registrant’s High Definition Voice over IP strategy are annexed hereto as Exhibit 1 and Exhibit 2, respectively.

         The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated November 3, 2008, announcing the Registrant’s financial results for the third quarter of 2008.

Exhibit 2.	Press Release, dated November 3, 2008, announcing the Registrant’s High Definition Voice over IP strategy.

         The information set forth in (A) the second, seventh, eighth and ninth paragraphs of, and the condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statement of cash flows contained in, the press release attached as Exhibit 1 to this Report on Form 6-K and (B) the first paragraph contained in the press release attached as Exhibit 2 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-144825; and (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-144823.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ NACHUM FALEK
Nachum Falek
Vice President of Finance and
Chief Financial Officer

Dated: November 4, 2008

EXHIBIT INDEX

Exhibit No.	Description

1	Press Release, dated November 3, 2008, announcing the Registrant’s financial results for the third quarter of 2008.

2	Press Release, dated November 3, 2008, announcing the Registrant’s High Definition Voice over IP strategy.